A14
2-24-04


04001954

UF 2-19-04

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 18 2004 WASH SECTION

SEC FILE NUMBER
8-48954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janco Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5251 DTC Parkway, Suite 415___
(No. and Street)

___Englewood___	___Colorado___	___80111___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Stanley Di Cicco___   ___(303) 770-3200___
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Spicer, Jeffries & Co.___
(Name – *if individual, state last, first, middle name*)

___5251 S. Quebec St, Suite 200___	___Greenwood Village___	___Colorado___	___80111___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Stanley Di Cicco_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Janco Partners, Inc._____ , as

of ___December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
C ∕ƒO
Title

_____
Notary Public

The foregoing instrument was acknowledged
in the County of _Arapahoe_ ,
Colorado, this _17th_

February , _2004_ .

Comm Expires 01-23-06
Notary Public State of Colorado

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANCO PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

JANCO PARTNERS, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Janco Partners, Inc.

We have audited the accompanying statement of financial condition of Janco Partners, Inc. as of December 31, 2003, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janco Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 15, 2004

JANCO PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	484 806
Commissions receivable		458 076
Due from clearing broker		351 018
Furniture, equipment and leasehold improvements, at cost, net of		
accumulated depreciation and amortization of $184,623		38 239
Other assets		16 060
	$	1 348 199

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	277 536
Commissions and bonuses payable		106 438
TOTAL LIABILITIES		383 974

COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)

SHAREHOLDERS' EQUITY (Note 3):

Common stock, $1.00 par value; 100,000 shares authorized;	
51,282 shares issued and outstanding	51 282
Additional paid-in capital	703 609
Retained earnings	209 334
TOTAL SHAREHOLDERS' EQUITY	964 225
$	1 348 199

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:

Commissions	$	3 700 468
Investment banking		32 783
Trading profits, net		75 946
Interest income		112 860
Other		413 474
Total revenue		4 335 531

EXPENSES:

Salaries and related expenses	1 498 809
Clearing charges	501 835
Commissions	575 433
Communications	237 492
Promotion costs	364 793
Occupancy and equipment costs	225 612
General and administrative	219 925
Total expenses	3 623 899

NET INCOME	$	**711 632**

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCES, December 31, 2002	$ 50 000	$ 654 891	$ (502 298)	$ 202 593
Stock issued as compensation	1 282	48 718	-	50 000
Net income	-	-	711 632	711 632
BALANCES, December 31, 2003	$ 51 282	$ 703 609	$ 209 334	$ 964 225

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	711 632
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20 977
Compensation paid via issuance of common stock		50 000
Increase in due from clearing broker		(78 266)
Increase in commissions receivable		(384 621)
Decrease in securities owned, at market value		21 367
Decrease in accounts payable and accrued expenses		(33 987)
Increase in commissions and bonuses payable		82 760
Net cash provided by operating activities		389 862

NET INCREASE IN CASH		389 862
CASH, at beginning of year		94 944
CASH, at end of year	$	**484 806**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	**433**

The accompanying notes are an integral part of this statement.

JANCO PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Janco Partners, Inc. (the Company) was incorporated on December 7, 1995, as a Colorado Corporation and is engaged in business as a securities broker-dealer.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended December 31, 2003, the Company has recorded securities transactions on a trade date basis. Commission revenue and related expenses have been accrued on a trade date basis.

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years. Leasehold improvements are amortized over the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

NOTE 2 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, equipment and automobiles from unrelated parties under noncancellable operating leases expiring through 2005.

At December 31, 2003, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are approximately as follows:

Year	Amount
2004	$ 172,961
2005	25,073
2006	9,868
2007	3,540
2008	2,360
Total minimum lease payments	$ 213,802

Total rental expense of approximately $204,637, including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2003.

NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $909,926 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.42 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (Continued)

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, amounts due from the clearing broker, payables and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

JANCO PARTNERS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
<u>DECEMBER 31, 2003</u>

CREDIT:

Shareholders' equity	$	964 225

DEBITS:

Nonallowable assets:

Furniture, equipment and leasehold improvements, net	38 239
Other assets	16 060
Total debits	54 299
Net capital before haircuts on securities positions	909 926

Haircuts on securities positions	-

NET CAPITAL	909 926

Minimum requirements of 6 2/3% of aggregate indebtedness of

$383,974 or $100,000, whichever is greater		100 000
Excess net capital	$	**809 926**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$	277 536
Commissions and bonuses payable		106 438
TOTAL AGGREGATE INDEBTEDNESS	$	**383 974**

RATIO OF AGGREGATE INDEBTEDNESS

TO NET CAPITAL	**0.42 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Janco Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Janco Partners, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Janco Partners, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Janco Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

In addition, our review indicated that Janco Partners, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 15, 2004

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